(formerly Eagle Bay Resources Corp.)

Condensed Interim Financial Statements

For the Nine Months Ended April 30, 2025

(Unaudited - Expressed in Canadian Dollars)

The accompanying unaudited condensed interim financial statements of Apex Critical Metals Corp. for the nine months ended April 30, 2025, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These condensed interim financial statements have not been reviewed by the Company's external auditors.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Condensed Interim Statements of Financial Position
As expressed in Canadian dollars
(Unaudited - prepared by management)

	April 30, 2025	July 31, 2024

Assets

Current
Cash	$5,235,080	$1,675,222
GST	24,874	15,775
Marketable securities (Note 5)	187,500	287,500
Prepaid expenses	99,572	6,236
	5,547,026	1,984,733

Exploration and evaluation assets (Note 6)	1,503,495	1,103,700
Reclamation bond	33,000	33,000

	$7,083,521	$3,121,433

Liabilities

Current
Accounts payable and accrued liabilities	$10,364	$7,773
Due to related parties (Note 9)	29,542	122,650
Liability for flow-through shares (Note 11)	68,519	-
	108,425	130,423

Shareholders' Equity
Share capital (Note 7)	9,832,258	4,541,744
Share subscriptions received	-	60,000
Reserves (Note 8)	1,111,655	115,255
Deficit	(3,968,817)	(1,725,989)

	6,975,096	2,991,010

	$7,083,521	$3,121,433

Nature and continuation of operations (Note 1)

Subsequent events (Note 13)

These financial statements were authorized for issue by the Audit Committee and Board of Directors on June 27, 2025.

"Sean Charland"	"Jody Dahrouge"
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Condensed Interim Statements of Operations and Comprehensive Loss
As expressed in Canadian dollars

(Unaudited - prepared by management)

	Three Months Ended April 30,		Nine Months Ended April 30,
	2025	2024	2025	2024

Expenses
Accounting and audit fees	$17,250	$-	$17,250	$17,000
Administrative fees (Note 8)	45,000	45,000	135,000	125,000
Advertising expenses (Note 8)	292,215	66,933	982,090	148,084
Consulting fees and salaries (Note 8)	10,001	10,817	12,888	14,567
Office and miscellaneous	11,080	1,260	17,623	2,524
Legal fees	7,061	8,186	27,121	28,303
Share-based payments	917,210	4,276	996,400	4,276
Transfer agent and filing fees	35,981	54,959	56,265	76,892
Travel and meals	24,289	-	52,448	-
Loss before other items	1,360,087	191,431	2,297,085	416,646

Interest income	30,103	-	64,906	-
Flow-through premium recovery (Note 11)	11,311	-	89,351	-
Unrealized gain(loss) on marketable securities (Note 5)	37,500	-	(100,000)	-
Net Loss and Comprehensive Loss for the Period	1,281,173	191,431	2,242,828	299,684

Basic and Diluted Loss Per Share	$0.03	$0.01	$0.05	$0.03

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	48,109,017	25,193,046	42,885,242	14,198,954

*All shares are shown on a post-split basis.

The accompanying notes are an integral part of these condensed interim financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Condensed Interim Statements of Changes in Equity

For the Nine Months Ended April 30, 2025 and 2024

As expressed in Canadian dollars

(Unaudited - prepared by management)

	Number of Shares*	Share Capital	Share Subscriptions	Reserves	Deficit	Total
Balance, July 31, 2023	7,928,188	$2,036,751	$-	$2,844	$(1,225,804)	$813,791

Private placement (Note 7)	26,324,865	1,504,993	-	-	-	1,504,993
Share-based payments	-	-	-	4,276	-	4,276
Net loss for the period	-	-	-	-	(416,646)	(416,646)
Balance, April 30, 2024	34,253,053	$3,541,744	$-	$7,120	$(1,642,450)	$1,906,414
	Number of Shares*	Share Capital	Share Subscriptions	Reserves	Deficit	Total
Balance, July 31, 2024	38,003,053	$4,541,744	$60,000	$115,255	$(1,725,989)	$2,991,010

Private placement (Note 7)	7,950,000	3,520,000				3,520,000
Flow-through private placement (Note 7)	2,436,958	1,734,880	(60,000)			1,674,880
Shares issued for property (Note 6)	100,000	87,000	-	-	-	87,000
Warrant exercise (Note 7)	114,000	45,600	-	-	-	45,600
Share issuance costs	-	(96,966)	-	-	-	(96,966)
Share-based payments (Note 8)	-	-	-	996,400	-	996,400
Net loss for the period	-	-	-	-	(2,242,828)	(2,242,828)
Balance, April 30, 2025	48,604,011	$9,832,258	$-	$1,111,655	$(3,968,817)	$6,975,096

*All shares are shown on a post-split basis.

The accompanying notes are an integral part of these condensed interim financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Condensed Interim Statements of Cash Flows
For the Nine Months Ended April 30, 2025 and 2024
As expressed in Canadian dollars
(Unaudited - prepared by management)

	2025	2024

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net loss for the period:	$(2,242,828)	$(416,646)
Add items not affecting cash:
Share-based payments	996,400	4,276
Unrealized gain on marketable securities	100,000	-
Changes in non-cash working capital items related to operations:
GST	(9,099)	1,971
Prepaid expenses	(93,336)	(10,474)
Accounts payable and accrued liabilities	2,591	(30,590)
Due to related parties	(26,051)	(288,581)

Net cash flows used in operating activities	(1,272,323)	(740,044)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Issue of common shares, net of share issuance costs	5,359,033	1,504,993
Share subscriptions received	(60,000)	-

Net cash flows from financing activities	5,299,033	1,504,993

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Exploration and evaluation expenditures	(466,852)	(76,538)

Net cash used in investing activities	(466,852)	(76,538)

Increase (decrease) in cash	3,559,858	688,411

Cash, beginning of period	1,675,222	264,674

Cash, end of period	$5,235,080	$953,085

SUPPLEMENTARY DISCLOSURE

As at April 30, 2025, the Company had $24,441 (April 30, 2024 - $91,498) in exploration and evaluation expenditures due to related parties.

The accompanying notes are an integral part of these condensed interim financial statements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

1. NATURE AND CONTINUATION OF OPERATIONS

Apex Critical Metals Corp. ("Apex" or the "Company") (formerly Eagle Bay Resources Corp.) was incorporated on August 2, 2018, under the Company Act of British Columbia and is in the business of acquiring, exploring, developing and evaluating mineral resource properties. The Company is in the exploration stage and has interests in properties located in British Columbia ("BC"), Canada.  The head office, principal address and registered and records office of the Company are located at 1450 - 789 West Pender Street, Vancouver, BC, Canada, V6C 1H2. On March 15, 2023, the Company's shares were listed on the Canadian Securities Exchange ("CSE") under the trading symbol "EBR". On October 24, 2023, the Company consolidated its common shares on a ratio of ten pre-consolidation shares to one post-consolidation share, and subsequently on November 7, 2024, subdivided all its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share (see Note 7).  As such, all share figures in these financial statements are shown as post-split shares. On May 1, 2024, the Company changed its name to Apex Critical Metals Corp. and began trading under the symbol "APXC" on the CSE. The Company's shares are also listed under the symbol "APXCF" on the OTCQB Venture Market ("OTCQB").

The Company has no source of operating cash flows, has not yet achieved profitable operations, has a working capital of $5,438,601 as at April 30, 2025 (July 31, 2024: $1,854,310), has accumulated losses since its inception, expects to incur further losses in the development of its business, and has no assurance that sufficient funding will be available to conduct further exploration of its mineral properties. These material uncertainties cast significant doubt about the Company's ability to continue as a going concern. In recognition of these circumstances, management is pursuing various financial alternatives to fund the Company's exploration and development programs. There is no assurance that these initiatives will be successful.

In the future, the Company may raise additional financing through the issuance of share capital or shareholder loans; however, there can be no assurance that it will be successful in its efforts to do so and that the terms will be favourable to the Company. These financial statements do not include any adjustments to the carrying values of assets and liabilities, the reported expenses and statement of financial position classifications that might be necessary should the Company be unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Management is actively seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost-cutting measures. There can be no assurance that management's plan will be successful. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used. Such adjustments could be material.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests.

2. BASIS OF PRESENTATION

Statement of Compliance

These statements are prepared in accordance with IFRS Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the presentation of interim financial statements, including IAS 34, Interim Financial Reporting ("IAS 34").

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

2. BASIS OF PRESENTATION - continued

Basis of Measurement

These financial statements have been prepared on a historical costs basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, this financial statement has been prepared using the accrual basis of accounting.

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and assumptions

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements includes:

  The recoverability of the carrying value of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest;
  The inputs used in assessing the recoverability of deferred income tax assets to the extent that the deductible temporary differences will reverse in the foreseeable future and that the Company will have future taxable income; and
  Management's assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that have existed during the periods.

Judgments

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies from those involving estimations that have the most significant effect on the amounts recognized in the Company's financial statements are as follows:

  Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs: Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic information, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.
  Provisions for reclamation: Management assesses its provision for reclamation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.
  Going concern: The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available for its exploration projects and working capital requirements.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

4. MATERIAL ACCOUNTING POLICY INFORMATION

The policies applied in these condensed interim financial statements are consistent with policies disclosed in Note 4 of the audited financial statements for the year ended July 31, 2024.  Therefore, these condensed interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2024.

5. MARKETABLE SECURITIES

During the year ended July 31, 2024, the Company received 2,500,000 shares of Discovery Lithium Inc. ("Discovery") in connection with the option of the West James Bay Properties. As at April 30, 2025, the Company holds 2,500,000 shares (July 31, 2024 - 2,500,000) with a fair market value of $187,500, or $0.075 per share. During the nine months ended April 30, 2025, the Company recorded an unrealized loss on the shares of $100,000 (April 30, 2024 - $nil). See Note 6.

6. EXPLORATION AND EVALUATION ASSETS

British Columbia, Canada

The Company has reorganized and consolidated its mineral properties for more effective exploration and management. The properties form two distinct claim groups on trend and are within the Rocky Mountain Rare Metal Belt. The two claim groups are the Carbo and Cap properties (the northwest Carbo property now encompasses formerly referenced Gambier Gold Property, Wicheeda Property and Prince Property).

CAP Property Claims

On February 11, 2019, the Company entered into an agreement with Arctic Star Exploration Corp. ("Arctic"), whereby the Company acquired a 100% interest in and to 21 claims, known as the CAP Claims, located approximately 85 km northeast of Prince George, British Columbia. To acquire the property, the Company issued 2,550,000 shares at a deemed value of $640,356. The CAP Property is subject to a 2% net smelter return ("NSR") royalty in favour of the original vendors.  During the seven months ended July 31, 2022, the Company staked 3 claims contiguous to the CAP Claims. As of April 30, 2025, the Cap property consists of 6 claims totalling 2,824 hectares. (July 31, 2024 - 6 claims).

CARBO Property Claims (formerly referenced as Gambier Gold Property, Wicheeda Property and Prince Property)

The Company has reorganized consolidated the following mineral properties for more effective exploration and management under the Carbo property, which consists of 17 claims of 2,048 hectares as of July 31, 2024 and 2023, respectively.

Wicheeda Property

On July 29, 2022, the Company entered into an agreement with Zimtu Capital Corp. ("Zimtu"), a related party (see Note 9), whereby the Company earned a 100% interest in and to 4 claims (subsequently converted into 8 claims), known as the Wicheeda Property, located immediately north of the Company's existing CAP Claims and adjacent to the Prince Property. In consideration, the Company issued 120,000 common shares with a fair value of $60,000. During the seven months ended July 31, 2022, the Company staked an additional claim contiguous to the Wicheeda Property.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

6. EXPLORATION AND EVALUATION ASSETS - continued

Prince Property

On October 13, 2021, the Company entered into an agreement with two vendors, whereby the Company acquired a 100% interest in and to 13 claims, known as the Prince Property, located immediately north of the Company's existing CAP Claims and adjacent to the Wicheeda Property.  In consideration, the Company paid $20,000 in cash and issued 75,000 shares with a fair value of $37,500. On December 2, 2022, the Company entered into a property purchase agreement with Marvel Discovery Corp. ("Marvel"), whereby the Company sold 4 claims to Marvel for cash consideration of $26,649 (received). At April 30, 2025 and July 31, 2024, the Prince Property consists of 7 claims.

Quebec, Canada

West James Bay Properties

On May 24, 2024, the Company announced it had entered into an agreement with a vendor, a director of the Company, to acquire a 50% interest in a group of mineral claims located in the James Bay region of Quebec, Canada, for a cash payment of $125,000 (paid).

On June 6, 2024, the Company entered into an earn-in option agreement (the "Option") with Discovery and DG Resource Management LTD. ("DG Resource") on the West James Bay property portfolio (the "Portfolio"). The Portfolio includes the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects located within the James Bay Region. Upon, and subject to the terms of this Option, Apex and DG Resource grant Discovery the sole and exclusive right and option to acquire, as to 40% from DG Resource and as to 40% from the Company, an undivided 80% earned interest in the Portfolio, free and clear of any encumbrance, subject only to a 2% gross overriding royalty payable as to 1% to each of DG Resource and the Company. To maintain the Option in good standing, Discovery will make a share issuance within 5 days of signing the agreement of 2,500,000 shares to each vendor (issued with a fair value of $0.105), and a incur a minimum of $1,000,000 across the Portfolio on or before the date that is six (6) months from the effective date. During the year ended July 31, 2024, a gain of $137,501 was recorded on the sale of the 40% interest. See Note 5.

Lac Le Moyne Carbonatite Project

On February 5, 2025, the Company announced the acquisition of the Lac Le Moyne Carbonatite Project. The Company acquired a 100% interest in the claims for total consideration payable over a 3-year period of $100,000 in cash ($25,000 paid) and the issuance to the vendors of a total of 200,000 shares (100,000 shares issued with a fair value of $87,000). In the event a material drill intersection of niobium mineralization is identified on the Project, an additional 500,000 "bonus" shares are payable. In addition, the Company will grant to the vendor a 2% net smelter return royalty interest in the future minerals produced from the claims upon achieving commercial production.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

6. EXPLORATION AND EVALUATION ASSETS - continued

Ontario, Canada

Bianco Property

On November 26, 2024, the Company acquired the Bianco Carbonatite Project ("Bianco"), situated approximately 12½ km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario. It comprises 85 single cell mining claims, encompassing approximately 3,735 hectares (9,229.3 acres), and is characterized by a geophysical magnetic anomaly consistent with carbonatite complexes observed in the region. Pursuant to a sale agreement dated November 26, 2024, among the Company and the Vendor (the "Vendor"), the Company has agreed to acquire a 100% interest in the Claims for consideration of CDN$30,000 cash, to be paid on signing of the agreement (paid).  In addition, the Company will grant to the Vendor a 2.0% net smelter returns royalty interest in the future minerals produced from the Claims upon achieving commercial production.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

6. EXPLORATION AND EVALUATION ASSETS - continued

	Bianco Property	CAP Claims	Prince Property	Wicheeda Property	Lac Le Moyne Project	West James Bay Properties	Total property costs
Balance, July 31, 2023	$-	$756,975	$72,868	$66,110	$-	$-	$895,953
Acquisition costs	-	-	-	-	-	125,000	125,000
Geological expense	-	147,535	-	-	-	-	147,535
Travel and transportation	-	60,211	-	-	-	-	60,211
Proceeds received	-	-	-	-	-	(124,999)	(124,999)
Balance, July 31, 2024	$-	$964,721	$72,868	$66,110	$-	$1	$1,103,700
Acquisition costs
Cash	30,000	-	-	-	25,000	-	55,000
Shares	-	-	-	-	87,000	-	87,000
Assays	-	34,575	-	-	-	-	34,575
Geological expense	3,520	59,816	-	-	11,438	-	74,774
Reports and other	-	8,400	-	-	-	-	8,400
Supplies	-	249	-	-	-	-	249
Travel and transportation	-	139,797	-	-	-	-	139,797
Balance, April 30, 2025	$33,520	$1,207,558	$72,868	$66,110	$123,438	$1	$1,503,495

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

7. SHARE CAPITAL

a) Authorized:  Unlimited common shares with no par value.

On October 24, 2023, the Company consolidated its common shares on a ratio of ten pre-consolidation shares to one post-consolidation share. On November 7, 2024, the Company completed a forward split of all of its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share (1.5:1) (the "Forward Split").  All shareholders of record on November 7, 2024 received one half of one (.5) additional Common Share pursuant to the Forward Split (the "Record Date").  The Common Shares began trading on a post-Forward Split basis under the existing stock trading symbol "APXC" effective at the opening of markets on November 6, 2024. Outstanding stock options and share purchase warrants were also adjusted by the Forward Split ratio and the respective exercise prices of outstanding stock options and share purchase warrants were be adjusted accordingly

b) Issued and outstanding: The total issued and outstanding shares of the Company total 48,604,011 as of April 30, 2025 (July 31, 2024 - 38,003,053). As of April 30, 2025, the Company has 1,329,750 (July 31, 2024 - 2,659,500) of the issued common shares held in escrow. The shares will be released every six months, over a three-year period, ending March 15, 2026.

During the nine months ended April 30, 2025:

i. On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing.

ii. On September 24, 2024, the Company completed a non-brokered private placement issuing 906,346 flow-through units (each, a "FT Unit") at a price of $0.43 per FT Unit for aggregate gross proceeds of $392,749.50. Each FT Unit is comprised of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a "Warrant") issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $0.67 per Warrant Share at any time before the date that is two (2) years following the date of issuance. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada). All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024. All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

iii. On December 30, 2024, the Company completed a non-brokered private placement issuing a total of 4,200,000 units (each, a "Unit") at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two (2) years from closing of the Offering (the "Closing"). All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the Closing.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

7. SHARE CAPITAL - continued

During the nine months ended April 30, 2025: (continued)

iv. On February 21, 2025, the Company completed a non-brokered private placement issuing a total of 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for gross proceeds of $1,499,999.76 (the "Offering"). The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec). All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance. In connection with the Offering, the Company paid cash fees of $90,000 to one qualified finder.

v. On February 12, 2025, the Company issued 100,000 shares at a fair value of $87,000 in connection with the Lac Le Moyne Property agreement (see Note 6).

vi. During the nine months ended April 30, 2025, 114,000 share purchase warrants priced at $0.40 were exercised for gross proceeds of $45,600.

During the year ended July 31, 2024:

i. On December 13, 2023, the Company completed a non-brokered private placement consisting of 14,999,865 units (each, a "Unit") at a price of $0.05 per Unit raising gross proceeds of $749,993 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.067 per Share for a period of two (2) years from closing of the Offering.

ii. On April 12, 2024, the Company completed a non-brokered private placement consisting of 11,325,000 units (each, a "Unit") at a price of $0.067 per Unit raising gross proceeds of $755,000 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.10 per Share for a period of two (2) years from closing of the Offering.

iii. On July 5, 2024, the Company completed the first tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing. In addition, the Company entered into an agreement with the subscribers whereby the Shares issued, and any Warrant Shares that may be issuable upon the exercise of the Warrants, will be subject to a voluntary hold period of six (6) months from the date of issuance of the Units.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

7. SHARE CAPITAL - continued

c) Share purchase warrants / finders' warrants

The following is a summary of warrant transactions for the nine months ended April 30, 2025 and the year ended July 31, 2024:

	April 30, 2025		July 31, 2024
		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of period	30,074,865	$0.12	90,000	$1.333
Exercised	(114,000)	0.40	-	-
Expired	-	-	(90,000)	1.333
Granted	8,856,346	0.59	30,074,865	0.12

Balance, end of period	38,817,211	$0.23	30,074,865	$0.12

The following warrants were outstanding and exercisable as of April 30, 2025:

		Number of Warrants	Weighted Average
	Exercise	Outstanding and	Remaining Contractual
Expiry Date	Price	Exercisable	Life (Years)

December 13, 2025	$0.067	14,999,865	0.62
April 12, 2026	$0.10	11,325,000	0.95
July 5, 2025	$0.40	3,636,000	0.18
August 16, 2025	$0.40	3,750,000	0.30
September 24, 2026	$0.67	906,346	1.40
December 30, 2026	$0.75	4,200,000	1.67
Total		38,817,211	0.78

8. SHARE-BASED PAYMENTS

The Company has a 20% rolling stock option plan for officers, directors, employees and consultants.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than 25% of the Company's stock price on the date of the grant. Options granted to directors, employees and consultants other than consultants engaged in investor relations activities will vest immediately. However, for options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

8. SHARE-BASED PAYMENTS - continued

The following is a summary of option transactions under the Company's stock option plan for the nine months ended April 30, 2025 and the year ended July 31, 2024:

	April 30, 2025		July 31, 2024

		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Balance, beginning of period	2,250,000	$0.138	-	$-
Granted	5,000,000	0.80	2,250,000	0.138

Balance, end of period	7,250,000	$0.59	2,250,000	$0.138

The following stock options were outstanding and exercisable as at April 30, 2025:

		Number of	Number of	Weighted Average
	Exercise	Options	Options	Remaining Contractual
Expiry Date	Price	Exercisable	Outstanding	Life (Years)

April 26, 2029	$0.133	650,000	1,950,000	3.99
May 8, 2029	$0.167	100,000	300,000	4.02
March 14, 2030	$0.80	5,000,000	5,000,000	4.87
Total	$0.59	7,250,000	7,250,000	4.60

On April 26, 2024, the Company announced the issuance of 1,950,000 stock options to the directors and officers of the Company, priced at $0.133 and exercisable for a period of 5 years. The options will vest as to 33% on the date that is three months from the Grant, 33% on the date that is twelve months from the grant and the final 34% on the date that is twenty-four months from the date of the Grant.

On May 15, 2024, the Company announced the appointment of Mr. Joness Lang to the board of directors. The Company granted Mr. Lang 300,000 stock options priced at $0.167 and exercisable for a period of 5 years. The options will vest as to 33% on the date that is three months from the Grant, 33% on the date that is twelve months from the grant and the final 34% on the date that is twenty-four months from the date of the Grant.

On March 14, 2025, the Company granted an aggregate of 5,000,000 incentive stock options to purchase up to 5,000,000 common shares of the Company to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of Grant, expiring on March 14, 2030, at a price of $0.85 per Share. The Options will vest as to 33% on the date that is four (4) months from the Grant, 33% on the date that is eight (8) months from the date of the Grant and the final 34% on the date that is twelve (12) months from the date of the Grant. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

8. SHARE-BASED PAYMENTS - continued

During the nine months ended April 30, 2025, $997,427 (April 30, 2024 - $4,276) was charged to share-based payments. The following assumptions were used for the Black-Scholes pricing model calculations:

	March 14, 2025	May 8, 2024	April 26, 2024
Risk-free interest rate	2.72%	3.86%	3.86%
Expected stock price volatility	183.13%	230.48%	230.72%
Expected option life in years	5 years	5 years	5 years
Dividend rate	Nil	Nil	Nil

9. RELATED PARTY TRANSACTIONS

Zimtu is a company with a common director and management and holds 13.03% of the Company's issued and outstanding shares. On December 1, 2022, the Company entered into a twelve-month Management Services Agreement ("MSA") with Zimtu. Under the terms of the MSA, Zimtu has provided the Company with administrative and managerial services, including corporate maintenance, continuous disclosure services, rent, and administrative services, at a rate of $12,500 per month for a period of 12 months. On December 1, 2023 and 2024, the MSA agreement was extended another 12 months at a rate of $15,000 per month.

On May 1, 2023, the Company signed a twelve-month consulting agreement with Zimtu, whereas Zimtu has provided advertising and promotion services under the ZimtuADVANTAGE program. Under the term of the agreement, the Company paid a rate of $12,500 per month for a period of 12 months. On May 1, 2024, the agreement was renewed for an additional twelve months. See Note 13.

Dahrouge Geological Consulting Ltd. ("Dahrouge") is a company with common directors and management.  Dahrouge provides key mineral property management services to the Company.

During the nine months ended April 30, 2025 and 2024, the Company incurred the following transactions with officers or directors of the Company or companies with common directors:

Nine months ended April 30,	2025	2024
Key management compensation*	$	$
Dahrouge - Exploration & evaluation asset expenditures	75,024	16,327
Dahrouge - corporate consulting fees	1,887	-
Property acquisition costs	30,000	-
Zimtu - Administrative fees	135,000	125,000
Zimtu - Advertising and promotion	112,500	112,500
Share-based payments	798,474	4,276
Total	1,152,885	258,103

* Key management includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including the Company's executive officers and certain members of its Board of Directors.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

9. RELATED PARTY TRANSACTIONS - continued

Period ended:	April 30, 2025	July 31, 2024
Due to (from) related parties	$	$
Dahrouge	24,441	91,498
Zimtu	5,101	31,152
Total	29,542	122,650

The terms and conditions of these transactions with key management and their related parties were no more favourable than those available, or which might reasonably be expected to be available, or similar transactions to non-key management related entities on an arm's length basis. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing, and have no specific terms of repayment.

10. FINANCIAL INSTRUMENTS

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies as set out herein:

a) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company's cash is subject to credit risk for a maximum of the amounts shown on the statements of financial position.

On April 30, 2025, the Company held cash of $5,235,080 (July 31, 2024: $1,675,222) with Canadian chartered banks.

b) Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

As of April 30, 2025, the Company has total current liabilities of $108,425 (July 31, 2024: $130,423). Management intends to meet these obligations by raising funds through future financings.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

10. FINANCIAL INSTRUMENTS - continued

c) Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i) Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although the Company is in the exploration stage and has not yet developed commercial mineral interests, the underlying commodity price for minerals is impacted by changes in the exchange rate between the Canadian and United States dollar. As all of the Company's transactions are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

ii) Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

iii) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

d) Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

e) Capital Management

Capital is comprised of the Company's shareholders' equity and any debt it may issue. As at April 30, 2025, the Company's shareholders' equity was $6,975,096 (July 31, 2024: $2,991,010).  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the exploration of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure which is comprised of working capital and shareholders' equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to facilitate the management of capital and the exploration of its mineral properties, the Company prepares annual expenditure budgets which are updated as necessary and are reviewed and periodically approved by the Company's Board of Directors.  To maintain or adjust the capital structure, the Company may issue new equity if available on favourable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties. The Company is not subject to any externally imposed capital requirements and there were no changes in the Company's approach to capital management during the year.

Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.)
Notes to the Condensed Interim Financial Statements
For the Nine Months ended April 30, 2025
Expressed in Canadian dollars
(Unaudited – prepared by management)

11. LIABILITY AND INCOME TAX EFFECT ON FLOW-THROUGH SHARES

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds, less the qualified expenditures made to date, represent the funds received from flow-through share issuances that have not been spent.

On September 24, 2024, the Company issued 906,346 common shares on a "flow-through" basis at a price of $0.433 per Share for gross proceeds of $392,750. The flow-through proceeds are to be renounced on December 31, 2024. At April 30, 2025, the Company had incurred the $363,103 in qualified expenditures.

On February 21, 2025, the Company issued 1,530,612 common shares on a "flow-through" basis at a price of $0.98 per Share for gross proceeds of $1,500,000. The flow-through proceeds will be renounced on December 31, 2025. At April 30, 2025, the Company had incurred the $nil in qualified expenditures.

	Issued on September 24, 2024	Issued on February 21, 2025	Total

Balance, July 31, 2024	$-	$-	$-
Liability incurred on flow-through shares issued	96,646	61,224	157,870
Settlement of flow-through share liability on incurred expenses	(89,351)	-	(89,351)

Balance, April 30, 2025	$7,295	$61,224	$68,519

12. COMMITMENTS

On July 8, 2024, the Company announced it entered into an investor relations agreement with Rumble Strip Media Inc. ("Rumble") to enhance its investor awareness. The Company paid an upfront payment on August 1, 2024 of $300,000 for a 3-month contract ending October 31, 2024. On December 18, 2024, the Company announced it had extended its investor relations agreement with Rumble. Pursuant to the agreement, the Company will make an upfront payment of $300,000 for a three-month extension that commences December 11, 2024 and ends March 11, 2025. On February 21, 2025, the Company announced it had further extended its investor relations agreement with Rumble Strip Media. Pursuant to the agreement, the Company will make an upfront payment of $250,000, and a subsequent payment of $250,000, for a three-month extension that commences March 11, 2025 and ends June 11, 2025.

13. SUBSEQUENT EVENTS

On June 9, 2025, the Company announced it has signed an agreement with Zimtu Capital Corp. ("Zimtu") whereby Zimtu will provide marketing services under its Zimtu ADVANTAGE program, effective June 1, 2025 for an initial term of 12 months at a cost of $12,500 per month (the "Zimtu Agreement"). The program is designed to provide strategic marketing support, investor engagement, and public awareness initiatives. Services include investor presentations, email marketing, lead generation campaigns, blog posts, digital campaigns, social media management, Rockstone Research reports & distribution, video news releases and related marketing & awareness activities. See Note 9.

Subsequent to April 30, 2025, 276,000 share purchase warrants priced at $0.40 were exercised for gross proceeds of $110,400.